Blackstone Real Estate Income Trust, Inc.

345 Park Avenue

New York, New York 10154

May 12, 2023

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Notice of Disclosure Filed in the Quarterly Report on Form 10-Q Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

To Whom it May Concern:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Blackstone Real Estate Income Trust, Inc. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2023, which was filed with the U.S. Securities and Exchange Commission on May 12, 2023.

Respectfully submitted,

Blackstone Real Estate Income Trust, Inc.

By: /s/ Leon Volchyok
Name: Leon Volchyok
Title: Chief Legal Officer and Secretary